UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 000-53926

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR☐Form N-CSR

                        For Period Ended: September 30, 2011

           ☐ Transition Report on Form 10-K

           ☐ Transition Report on Form 20-F

           ☐ Transition Report on Form 11-K

           ☐ Transition Report on Form 10-Q

           ☐ Transition Report on Form N-SAR

           For the Transition Period Ended: _______________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:    N/A

PART I – REGISTRANT INFORMATION

Leviathan Minerals Group Incorporated
Full Name of Registrant

______________________________________
Former Name if Applicable

183 Queen's Road, Unit 4309-10____________
Address of Principal Executive Office

Central Hong Kong______________________
City, State and Zip Code

PART II – RULES 12b-25 (b) AND (c)

If the subject report could not be filed out without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant has been unable to compile all pertinent information to complete the quarterly report without unreasonable effort or expense. As indicated in the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission (the "SEC") on October 7, 2011, the Registrant is working on a restatement of its financial statements included in the Registrant's Current Report on Form 8-K filed with the SEC on August 26, 2011.   The Registrant is working diligently to ensure that its financials statements, as filed or to be filed with the SEC, including the financial statements to be filed in the Registrant's Form 10-Q for the quarter ended September 30, 2011, are filed in accordance with all SEC rules and regulations on a timely basis.

PART IV – OTHER INFORMATION

(1)           Name and telephone number of persons to contact in regard to this notification.

Samuel Zia	852	21678133
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).   ☒ Yes ☐ No

(3)
Is it anticipated that any significant changes in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or in the portion thereof?     ☒Yes  ☐ No

On August 22, 2011, the Registrant ceased to be a shell company as a result of the closing of a Share Exchange Agreement ("Share Exchange") pursuant to which the Registrant acquired 100% of the issued and outstanding  equity interests of Top Yield Holdings Limited.  As a result of the closing of the Share Exchange, the Registrant is now engaged in the business of the exploration, mining, processing, smelting and marketing of tin with material assets and revenues in line with the financial statements filed with the Registrant's Form 8-K filed on August 26, 2011.

SIGNATURE

Leviathan Minerals Group Incorporated has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2011	By:	/s/ Samuel Zia
Samuel Zia
President and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).